FMI FUNDS
Tax Information Schedule
Calendar Year 2009

Fund (Symbol)	Record Date	Ex Date	Payable Date	QDI % of Dividend	QDI % of STCG	QDI % of Foreign	Non-taxable Dividend %	Return of Capital %

FMI Common Stock Fund (FMIMX)	10/28/2009	10/29/2009	10/30/2009	97.54%
FMI Focus Fund (FMIOX)	10/28/2009	10/29/2009	10/30/2009	96.88%
FMI Large Cap Fund (FMIHX)	10/28/2009	10/29/2009	10/30/2009	99.73%
FMI Large Cap Fund (FMIHX)	12/29/2009	12/30/2009	12/30/2009	100.00%
FMI Provident Trust Strategy Fund (FMIRX)	12/29/2009	12/30/2009	12/30/2009	100.00%

QDI = Qualifying Dividend Income
STCG= Short-Term Capital Gains

FMI FUNDS
Dear Fellow FMI Funds Shareholders:

For the year ended December 31, 2009, the FMI Focus Fund, FMI Large Cap Fund and FMI Provident Trust Strategy Fund are the only Funds with earned income from the following types of government securities:

	FMI Focus Fund	FMI Large Cap Fund	FMI Provident Trust Strategy Fund
Federal Home Loan Bank	None	0.00%	2.07%
U.S. Treasury Bills	0.65%	None	1.89%

The FMI Common Stock Fund did not have income from government securities.

For residents of Massachusetts the amount of the capital gain distributions from assets held for more than one year can be determined by multiplying the amount in Box 2a, Form 1099-DIV by:

	1-2 years	2-3 years	3-4 years	4-5 years	5-6 years	6 or more years
FMI Common Stock Fund	72.15%	11.69%	None	15.39%	0.77%	None

The FMI Focus Fund, FMI Large Cap Fund and FMI Provident Trust Strategy Fund did not pay any long-term capital gain distributions this year.

This information is provided for your convenience in preparing your tax returns. To determine the amount, if any, that is exempt from taxation in your state of residence, please consult your tax adviser.

DST Output Item #00071863